CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Registration Statement Post-Effective Amendment No. 3 on Form S-1 of our report dated April 11, 2023, relating to the financial statements of Wilton Reassurance Life Company of New York as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022 (which report expresses an unqualified opinion on such financial statements prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”) and expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America).
We also consent to the references to us under the heading “Experts” in such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Stamford, Connecticut
April 11, 2023